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                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                    FORM 6-K

                        REPORT OF FOREIGN PRIVATE ISSUER

                      Pursuant to Rule 13a-16 or 15d-16 of
                       the Securities Exchange Act of 1934


                          For the Month of March, 2003

                        KOREA ELECTRIC POWER CORPORATION
                 (Translation of registrant's name into English)

              167, Samseong-dong, Gangnam-gu, Seoul 135-791, Korea
                    (Address of principal executive offices)


          (Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

                    Form 20-F   X            Form 40-F
                              -----                    -----

      Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): _______


      Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): _______


        (Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

                           Yes               No   X
                               -----            -----

      (If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-_______.)



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This Report of Foreign Private Issuer on Form 6-K is deemed filed for all purposes under the Securities Act of 1933, as amended, and the Securities Exchange Act of 1934, as amended, including by reference in the Registration Statement on Form F-3 (Registration No. 33-99550) and the Registration Statement on Form F-3 (Registration No. 333-9180).

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March 28, 2003

Korea Electric Power Corporation ("KEPCO") announced to suspend its offer to sell, pursuant to competitive bidding process, a portion of KEPCO's ownership interest together with management control, in Korea South-East Power Corporation ("KOSEPCO"), citing, among other things, poor market conditions.

KEPCO still intends to pursue the sale of its management control in KOSEPCO when the market conditions improve, and plans, in consultation with the Korean Government, to consider several alternatives including an initial public offering of KOSEPCO pursuant to which KEPCO will sell a portion of its ownership interest prior to the proposed sale of its management control.

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                                   SIGNATURES

     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                        KOREA ELECTRIC POWER CORPORATION


                                        By: /s/ Do-Shik Lee
                                            ------------------------------------
                                            Name:  Do-Shik Lee
                                            Title: Chief Financial Officer

Date: March 28, 2003